AMENDMENT



10031027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2010
WASHINGTON, DC
200
SECTION

SEC FILE NUMBER
8-50658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Lake Street
(No and Street)

Hamburg (City) New York (State) 14075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Saperston (716) 649-9800 x213
(Area Code – Telephone Number)

2010 MAR 26 PM 3:18
SEC / TM
RECEIVED

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dansa & D'Arata, LLP
(Name – *if individual, state last, first, middle name*)

361 Delaware Avenue (Address) Buffalo (City) New York (State) 14203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen L. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIAN SCHIRALLI
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION No. 01SC6205751
QUALIFIED IN ERIE COUNTY
My Commission Expires May 11, 2013

Karen L. Saperston, Pres
Signature

President
Title

Marian Schiralli
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Saperston Asset Management, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedure 1:
Procedure - Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

Findings - We compared the listed assessment payments to copies of check number 3930 dated July 14, 2009 for $1,108 and check number 4346 dated February 1, 2010 for $2,272. No exceptions were noted.

Procedure 2:
Procedure - Compare the amounts reported on the Form X-17A-5 with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009.

Findings - We compared the total revenue and total interest expense reported in Form X-17A-5 for each of the quarters ended June 30, 2009, September 30, 2009, and December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009. No exceptions were noted.

Procedure 3:
Procedure - Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

Findings - We compared the adjustments reported in Form SIPC-7T to amounts reported in the Company's Income Statement for April through December 2009. No exceptions were noted.

Procedure 4:
Procedure - Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

Findings - We tested the arithmetical accuracy of the calculations in Form SIPC-7T and in the Company's Income Statement for April through December 2009, which supported the adjustments. No exceptions were noted.

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: [716] 842-3900 ❖ F: [716] 883-2963 ❖ www.darata.com

Procedure 5:
Procedure - Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, if applicable.

Findings - Not applicable, as the Company did not apply an overpayment to the current assessment.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion on the accounting records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dansa & Darata LLP

February 28, 2010

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: [716] 842-3900 ❖ F: [716] 883-2963 ❖ www.darata.com